Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

SPACs Attack Podcast Interview

Participants:

•	Chris Katje, SPACs Attack Podcast

•	Mitch Hoch, SPACs Attack Podcast

•	Matt Roberts, Vacasa

Chris Katje:

All right, guys. Yeah, super excited. Another exclusive interview here on SPACs Attack. Joining us on the show today, we have Matt Roberts, the CEO of Vacasa, that company going public with TPG Pace Solutions, ticker TPGS. Matt, welcome to SPACs Attack. How are we doing today?

Matt Roberts:

Good, Chris. Thanks for having me on, I appreciate it.

Mitch Hoch:

Let's go ahead.

Chris Katje:

All right, Matt. Well, we are SPACs Attack, we talk all things SPACs and deSPAC’d companies. First question we always like to start out with is, why the decision for Vacasa to go public via SPAC, and was a traditional IPO also considered by your company?

Matt Roberts:

Yeah, absolutely. A traditional IPO was considered. Look, the end result is the same, we'll be trading independently. What's great is that I think if you look at the structure of our SPAC, there's no warrants, there's no selling shareholders. It's actually a relatively low float relative to the market cap. It sets up the dynamics, I think, really well to trade. And I think ultimately at the end of the day, we get a great partner. That TPG partnership is great, Karl is co-founder of Hotwire. Lots of travel experience, domain expertise. So we get more than capital, we get really great operational expertise in the industry as well to add to the board.

Chris Katje:

Perfect. So Vacasa is North America's leading vacation rental management platform. For those out there who have never heard of Vacasa before, give us a little bit of the background. What is Vacasa all about?

Matt Roberts:

Sure. Well, we're actually an interesting place in the whole ecosystem of vacation rentals, where we focus on the supply side. So our primary objective is to add properties onto our platform, and power the whole growth of the industry, which is growing at 2x the traditional accommodation market. So think about it. We're the primary supplier to the industry, we're fueling the growth and the expansion of the growth. But if you're a second homeowner, you're our customer. We're really trying to allow you to start to rent your home, and generate some meaningful income for yourself.

Chris Katje:

Perfect. So obviously, the investor presentation, one of the things that jumps out as some of those partnerships that Vacasa has. So over 100 channel partners, including Airbnb, Booking, Glamping.com, TripAdvisor and VRBO. Can you talk a little bit about these partnerships, and why they're so important for Vacasa's growth?

Matt Roberts:

Yeah. Well as I mentioned, the industry itself is growing at 2x, the regular industry, and you've been seeing that and all the results that are being posted. But what you also see is that each one of the distribution partners and their earnings are talking about how supply constrained they are. The key to growth is to making sure they have enough properties. There's a lot of demand, there's just not enough supply. And that's where we come in. So I think the nice thing is that we're such strong partners, and a mutually beneficial relationship between our distribution partners and what we do. We also are our largest distributor of our own listings. Roughly 35% of the sell through of the nights that we have on our platform are actually direct to Vacasa.com.

Chris Katje:

Perfect. So we mentioned Airbnb and VRBO there. There's a slide in the presentation that I'm real curious to get some more color on. I've stayed at vacation rentals before, and a lot of them are ran by rental property management companies or a Vacasa. So in the presentation, it says that you can actually provide, on average, 20% more to a homeowner by switching to Vacasa. Can you share with us, how does Vacasa provide this better opportunity for a homeowner to use the platform?

Matt Roberts:

Yeah, well it really starts... At our core, we're a technology company that enables this service. And so we're able to apply that technology into doing real yield optimization. So think about the way that airlines do it, and really the big hotel chains. That's brand new to this industry in terms of the level of sophistication that we bring. So, that is probably the biggest driver and we generate more revenue and it's actually 21% more revenue the first year and another 10% the second year. And that's for people that are using another property manager, if you use, if you do it yourself, the value is even more compelling. It's over 30% and then 5X, if you value your own time. So, it's really a compelling value proposition because it's rooted in technology. We're able to use that technology. We invest tens of millions of dollars in the tech and nobody else at that local level is able to afford to deploy capital in that way.

Chris Katje:

Awesome. Yeah. We've got some great slides there. We saw the end to end technology platform. We also saw the demand in the supply side. Why is it that Vacasa is the leader here on the end to end platform and some of the competition out there can't provide the same offerings?

Matt Roberts:

Well, really the competition is local property managers. And if you just think about the budgets that they would have to spend on [inaudible], you know how expensive engineering is, right? And it's just, there's not an ability for them to spend behind the technology platform that we do in the same way we did it and we started a long time ago. We had to build all of this in a proprietary way because there wasn't anything out there to just use. So, there's just the scale advantage that we have right now is meaningful. The data that we're creating and using to our advantage and our homeowner's advantage is really meaningful. So, it's just a matter of we raised enough capital to make the investments to really reinvent the way that vacation rentals are done in the country.

Chris Katje:

Awesome. So again, I've stayed at some vacation rentals before, and there's always some concerns, right? You want to know that the home's going to be safe, it's going to be secure and also you're going to have some of those amenities, right? Like wifi and some smart home items. So, it's mentioned in your presentation that Vacasa provides that smart home technology. Can you talk a little bit about how Vacasa provides the smart home technology for your partners and then their customers and why that's important?

Matt Roberts:

Yeah, absolutely. I think that this is just an area that we're still not even done with yet, which is everything from digital locks to get in the front door our guest app that you can use to unlock the door that the wifi making sure that the wifi is up and running when you walk in, noise monitoring, preventing those parties, those are all the things that homeowners care a lot about, guests care a lot about. And it's helpful for our team too, in terms of operational efficiency. So, the investment that we're making in their smart home is helping to generate value across each of our users, homeowners, guests, and our own operations team as well.

Chris Katje:

You mentioned this huge market. So, we are seeing a shift, right? Of vacation rental homes becoming more relevant to the industry. Can you talk a little bit just about the overall growth of people offering up their homes as vacation rentals and how Vacasa can capture this growth?

Matt Roberts:

Yeah, There's two really big macro trends, Chris. One is guests are preferring vacation rentals more than traditional accommodations. We talked about that. And by the way, this isn't just a COVID thing, this is a decade long thing. It was 10% in 2010, and it grew to 30% in 2019 in terms of share shift. So, that's way before the pandemic. Obviously it's accelerated even more since then. And then there's the second side of this shift that's in our favor, which is homeowners are more and more willing to and interested in renting out their home. I think about it as I think a byproduct of the sharing economy. It used to be weird to get into somebody else's car and now it's very normal in Uber and Lyft, et cetera. So, I think it's become normal to share core assets and homeowners are actually more and more able to use and factor in the income that they're going to make in order to decide, "Well, what vacation home can I buy?"

Matt Roberts:

I think you've noticed that vacation well, real estate in general, property values have just skyrocketed. And now because homeowners are able to consider how much money they're going to make, we can actually help them afford to purchase that dream home.

Chris Katje:

Perfect. Can you just talk a little bit about the TAM, right? The total addressable market, what kind of market share does Vacasa have right now and where do you see that figure kind of ending up over the next couple years?

Matt Roberts:

Well, we look at it from a supply side because we think the industry is supply constraint. We know it's supply constraint as we talked about. There's about 5 million second homes in the US. So, we look at that as our target market, and we're just over 30,000 today. So, we're about less than 1% penetrated against the domestic TAM. Actually, if you expand it out to the global market, there's 20 million second homes, so we're even smaller there. But our immediate focus is really on the more the domestic or North American market. So, that's the current strategy is just continuing to grow against this massive market that we have in front of us.

Chris Katje:

I want to dive into financials a little bit. One of the things that I saw in the investor presentation is a compounded annual growth rate of 31% projected for 2021 through 2023. And if you look at Airbnb who is a partner of yours and also they are somewhat a rival in the vacation rental space, they're only forecasting 25% growth. Why do you think it is that Vacasa has this higher growth projection going forward?

Matt Roberts:

Well, I definitely would put Airbnb much more in the partner than rival category. And our growth rate is purely a function of, do we believe in how fast can we add properties? And we have a proven playbook for doing both of those things. And so, I really think that it's just a function of we're really small in a big market guy and we have a growth engine that's well developed, well establish gives us a ton of confidence. In fact, we just outperformed our second quarter targets that we did as part of the business combination. And we're on track to meaningfully outperform in the current quarter as well. So, the projections that we put out there were already well ahead of, and we have a lot of optimism that will continue to do really well.

Chris Katje:

I'm wondering with these financial projections, they're always hard to make. We did have COVID pandemic, which for a while hurt the travel market, but it's actually helping somewhat the vacation rentals. How hard were these forecasts to make with this ongoing pandemic in terms of revenue and booking numbers going forward?

Matt Roberts:

Well, I think it just was important to pay attention to sort of the current context, but also as we looked to future years, we did sort of normalize some of the key variables like occupancy and ADR, and try to get back down to a level on each of those variables that we thought was highly achievable. Because running public company myself for a long period of time and Jamie as our CFO, we like an over performance situation with our financial results. So, we wanted to make sure that we had the right level of conservatism in our forward projections. And to do that, some of that just meant reverting back to some more normalization on some of our core metrics.

Chris Katje:

There was mention of some M&A opportunities in the investor presentation. I know you can't go into specifics, but in terms of M&A, are you looking at acquiring additional vacation rental companies or maybe expanding into different verticals to diversify the company?

Matt Roberts:

Well, part of our growth platform is really twofold. One is just adding individual properties through a direct sales channel. And the other is what we call our portfolio approach, where we add groups of homes that are currently managed by sort of local property managers. We call that our portfolio approach. It's part of our organic growth engine. We wouldn't really consider those acquisitions per se. We've done only two major acquisitions. One is Wyndham Vacation Rentals North America, and the other was Turnkey most recently in April. So, there isn't any other thoughts about big acquisitions, because frankly, there's nobody else of scale to buy. When we go international at some point, then might change the dynamic. But in the near term and certainly for the forecast that we've shared, it's all about running our growth playbook which has individual and portfolio at its core.

Chris Katje:

Going public always brings a forward looking approach. So, one of the questions I like to ask too is what should investors and potential investors, what should they be looking forward to with Vacasa, any upcoming catalyst events or dates that we should be watching?

Matt Roberts:

Well, I think obviously we're just looking through the process of getting the SEC review and then the [inaudible] process. And really it's just about executing against the core operations of the business. We're so early in this massive growth opportunity. So, it's just about growth engine is well underway. Just our job right now is to run the business and deliver on all these positive initiatives that we have in front of us.

Chris Katje:

Perfect. Well, Matt, before we let you go, we do have some questions here from our viewers in the chat. If you have time, we'd love to ask some of them. It's something we love doing on SPACs Attack here. So, up first we have, NCAL asking, you mentioned the supply constraints. The question from NCAL here is how fast are they adding inventory? So, can you just talk? I know this is a complicated process, but how quickly are you finding and adding inventory?

Matt Roberts:

Yeah, I think the way to think about it is our forecast that has that 31% growth rate is really built on property addition. So, our property additions are roughly in line on an annualized set of growth rate with that revenue growth rate in that 31% rate. So, that's the core. We have other opportunities for growth that could support different growth rates or higher growth rates, things that we can do on the more on the guest side and on the homeowners side or even potentially move it to other geographies. But the right way to think about it is sort of property growth will be in parallel to revenue growth in that 30+% range.

Chris Katje:

Perfect. And then we have a question from Brad here, you mentioned international expansion. This question is about Canada. So Brad asking, do you operate in Canada? Can you just break down for us, Matt, maybe some of the areas where you're currently located or operating soon?

Matt Roberts:

We do. We're operating in Canada and we operate in Costa Rica and Belize as well in Mexico. We have opportunity for expansion and growth in each of those geographies. The real thing that we're trying to focus on right now is making sure that our tech stack and our process and our platform is really spun up before we branch into other international geographies like Europe. And I think that the market is clearly there, right? It's a significant multiple of the US market, but it's also got its own challenges. And so, we're just being really respectful of that. But yes, we are absolutely operating and operating well in Canada.

Chris Katje:

Awesome. Well, there you go, Brad, Canada is a on the list. Last question here from the chat from NCAL again, asking about marketing. So, do they have any marketing that reaches out to home owners in vacation areas to enroll or do they rely on home owners contacting them? Can you just talk a little bit about marketing and customer acquisition for us?

Matt Roberts:

Absolutely. Now we have a really well developed, direct response marketing that's very ROI based, but it has an advantage, which is we have more data on which properties we should have on our platform than anybody else. Being the largest provider and largest platform, we get all this data and all these signals and we use that to our advantage when we're thinking about what prospects to market to. And then we have your classic direct response marketing that we do. And we pull those leads through with the direct sales that's local in every given market.

Chris Katje:

Perfect. Well, Matt, I know my family's looking to take some vacations later this year, maybe here in Michigan and next year, maybe in some other states. So, definitely going to have to check out Vacasa, see which properties are available and start booking some of these vacations on your platform. So again, for everyone joining us or for joining our stream today, Matt Roberts, CEO of Vacasa, that company going public with TPG Pace Solutions, current ticker TPGS. Matt, thanks so much for joining us on the show today.

Matt Roberts:

Thanks, Chris. Appreciate it.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. ("NewCo") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions that also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/ prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo, and in the definitive proxy statement/prospectus, when available. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.